February 25, 2025

Richard Anthony Cunningham
Chief Executive Officer
Anebulo Pharmaceuticals, Inc.
1017 Ranch Road 620 South, Suite 107
Lakeway, TX 78734

       Re: Anebulo Pharmaceuticals, Inc.
           Registration Statement on Form S-3
           Filed February 20, 2025
           File No. 333-285098
Dear Richard Anthony Cunningham:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jason Drory at 202-551-8342 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Leslie Marlow, Esq.